Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

December 7, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Mr. Mark P. Shuman

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Form SB-2, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 24, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment No. 4 to Registration Statement on Form SB-2

General

Comment 1.

We note your statement that the selling shareholders will be offering your shares at a price ranging between $0.20 and $0.40 per share. However, you do not appear eligible to omit pricing information pursuant to Rule 430A because, in part, you have not included the undertaking found in Item 512(f) in your Part II information. Please provide us a detailed legal analysis on your ability to rely on Rule 430A to omit pricing information. In addition, it appears that a maximum price that is 100% of the minimum price fails to identify a price that conforms to the requirements of Schedule A to the Securities Act.

Response 1.

The Company has revised the Registration Statement to use one fixed price of $0.40 rather than a range.  As a result, the Company believes Rule 430A is no longer applicable and the Registration Statement complies with Schedule A.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Determination of Offering Price and Dilution, page 11

Comment 2.

We note your revised disclosures of the book value and net tangible book value as of March 31, 2006. Revise to include this information as of the most recent balance sheet date included in your filing.

Response 2.

The Company has complied with the Staff’s comment.

Management Discussion and Analysis or Plan of Operation, page 35

Comment 3.

Please refer to prior comment 6 from our letter dated October 27, 2006. We note your response that you have filed your agreement with Hanks Brokerage Company as an exhibit to the registration statement. As previously requested, please revise your disclosure to describe the services provided to you by this consultant. It appears that a description of your material contracts, with an emphasis on the importance of your business, should be disclosed in the prospectus.

Response 3.

The Company has complied with the Staff’s comment.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 37

Comment 4.

We note your response to our previous comment no. 13 and your revised disclosures on pages 37 and 39 with regards to the Company’s stock-based compensation. Your disclosures appear to be limited to employee stock options. The AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation, however, encompasses grants of stock, options and warrants or other potentially dilutive securities to employees and others in exchange for goods and services. Please revise your disclosures as follows:

•

Revise to include the shares issued to employees as bonuses, to consultants for services and to Directors as board fees.

•

Clearly state whether your valuation was performed contemporaneously or retrospectively and provide the reasons management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

•

Expand your discussion of the method used to determine the fair value of the Company’s common stock. For instance, we note the Company used the $0.25 per share cash price paid by willing investors near the time of the option issuances. Your disclosures should include a discussion of how the Company allocated the cash sales price between the warrants and the common stock.

•

Expand your disclosures to include all issuances through the date of the most recent balance sheet included in your registration statement.

Response 4.

The Company has complied with the Staff’s comment.

Report of Independent Registered Public Accountants, page F-1

Comment 5.

We note that your independent auditors opined on the financial position of the Company as of March 31, 2006 and the results of operations, changes in stockholders’ equity, and

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

cash flows “for the period that ended.” Revise to specify the period for which your independent auditors are expressing their opinion (e.g. the period of inception June 16, 2005 to March 31, 2006) as opposed to referring to the period then ended.

Response 5.

The Company has complied with the Staff’s comment.

Financial Statements – General

Comment 6.

Update your financial statements pursuant to Item 310(g) of Regulation S-B.

Response 6.

The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.